As filed with the Securities and Exchange Commission on January 7, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

GRUPO MODELO, S.A. de C.V.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
UNITED MEXICAN STATES
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y.  10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Christopher Sturdy
The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2095

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010	Marc M. Rossell, Esq. Shearman & Sterling 599 Lexington Avenue New York, New York 10022 (212) 848-4000

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, representing Series C shares of Grupo Modelo, S.A. de C.V.	50,000,000 American Depositary Shares	$5.00	$2,500,000	$202.25

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

_______________________

EMM-666199_1

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21
3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2004, among Grupo Modelo, S.A. de C.V. The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter from The Bank of New York to Grupo Modelo, S.A. de C.V. relating to pre-release activities. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 7, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Series C shares  of Grupo Modelo, S.A. de C.V.

By:

The Bank of New York,
 As Depositary

By:  /s/ Teresa Loureiro-Stein

Name: Teresa Loureiro-Stein

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Grupo Modelo, S.A. de C.V. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Mexico City on January 7, 2004.

GRUPO MODELO, S.A. de C.V.

By:  Antonino Fernández Rodríguez
Name: Antonino Fernández Rodríguez
Title: Chairman of the Board and attorney-in-fact.

Each person whose signature appears below hereby constitutes and appoints Carlos Fernández González and Jorge Siegrist Prado, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on January 7, 2004.

Antonino Fernández Rodríguez

Chairman and Director

Antonino Fernández Rodríguez

/s/ Juan Sánchez-Navarro y Peón

Director

Juan Sánchez-Navarro y Peón

/s/ Carlos Fernández González

Director

Carlos Fernández González

/s/ Valentin Diez Morodo

Director

Valentín Díez Morodo

/s/ Ma. Asunción Aramburuzabala Larregui

Director

Ma. Asunción Aramburuzabala Larregui

/s/ Emilio Carrillo Gamboa

Director

Emilio Carrillo Gamboa

/s/ Alfonso Gallardo Kuri

Director

Alfonso Gallardo Kuri

/s/ Pablo González Díez

Director

Pablo González Díez

/s/ Luis Miguel Álvarez Pérez

Director

Luis Miguel Álvarez Pérez

/s/ Joaquín Sordo Barba

Director

Joaquín Sordo Barba

/s/ August A. Busch III

Director

August A. Busch III

/s/ Thomas Heather R.

Director

Thomas Heather R.

/s/ James R. Jones

Director

James R. Jones

/s/ Rogelio Ramírez de la O.

Director

Rogelio Ramírez de la O.

/s/ Anne Richards

Director

Anne Richards

/s/ Thomas W. Santel

Director

Thomas W. Santel

/s/ Alejandro Strauch

Director

Alejandro Strauch

/s/ Pedro Soares

Director

Pedro Soares

/s/ John Kelly

Director

John Kelly

/s/ Carlos Fernández González

Chief Executive Officer

Carlos Fernández González

/s/ Ernesto Alcalde y Rodríguez

Chief Financial Officer

Ernesto Alcalde y Rodríguez

/s/ Emilio Fullaondo Botella

Principal Accounting Officer
Emilio Fullaondo Botella

Donald J. Puglisi

Authorized Representative in the

United States

By: /s/ Donald J. Puglisi

Donald J. Puglisi

INDEX TO EXHIBITS

Exhibit Letter	Exhibit
1

Form of Deposit Agreement dated as of ____________, 2004, among Grupo Modelo, S.A. de C.V., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

2	Form of Letter from The Bank of New York to Grupo Modelo, S.A. de C.V. relating to pre-release activities.
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.